Alchemy Enterprises Ltd.

3812 N. Gallatin St Mesa, AZ 85215  480-985-0749

July 12, 2005

To:	William A. Bennett, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Alchemy Enterprises, Ltd.
Amendment No. 1 to Form 10-SB
Filed May 20, 2005
File No.: 000-50983

Dear Mr. Bennett:

The following are the company's responses and revisions to its filing pursuant to your letter dated June 24, 2005:

Part I

Item 1. Description of Business, page 3

Business of the Issuer

1.

Please clarify the company's business nature and its activities from April 21, 1999 until May 17, 2004.  We note the disclosure in the MD&A section that at the time of the Regulation D, Rule 504, offering "the company had a fully developed business plan and corporate hierarchy and were in the process of identifying and contacting suppliers,"  However, it does not appear to reconcile to the subsequent disclosure that John Yamada resigned as your sole officer and director on December 1, 2004 and in an effort to salvage shareholder value and to pursue your new business plan, Mr. Sciotto was appointed as your new officer and director.  Please expand on this transition and on how Mr. Yamada and Mr. Sciotto met and the circumstances leading up to and surrounding the private transaction in December 2004.

The registration statement has been amended in the sections entitled "Business of the Issuer," "Maagement's Discussion" and "Changes in Control," to disclose, in whole or in part, the following:

Our founder, John Yamada, resigned as our sole officer and director on December 1, 2004.  The loss of our sole employee, who also serves as our sole officer and only director, could force us to go out of business.  Mr. Yamada was previously employed by Ecolab, a company in a similar line of business as the company, from 1990 to 2002, when he relinquished his position with Ecolab.  However, in 2004, Mr. Yamada resumed his employment with Ecolab and was forced to terminate his relationship with Alchemy Enterprises.  In an effort to find a replacement for himself and to preserve continuity of control without our founder and sole officer and director, Mr. Yamada contacted Harold Sciotto, a beneficial owner of our common stock, regarding assuming control of our company in light of the conflict of interest arising from Mr. Yamada's employment with Ecolab.  Mr. Sciotto was resultantly appointed as our new sole officer and director.  Mr. Sciotto subsequently purchased 2,000,000 shares of common stock owned by Mr. Yamada in a private transaction.

The MD&A section has further been amended, as follows:

1.

On May 17, 2004, we sold an aggregate of 830,000 shares of our common stock in an offering made under Regulation D, Rule 504 to 30 individuals, one of which was Mr. Sciotto, for cash in the amount of $41,500.  Prior to, and up to the time of this offering, our operations were minimal and limited to forming our corporate identity, obtaining seed capital through sales of our equity, establishing our corporate hierarchy and initiated the process of identifying suppliers of bio-degradable cleaning products for potential private-labeling.

2.

Reference is made to Note 6 to the financial statements.  We are confused by the disclosure that "if a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and his other business interests."  Please expand to clarify this disclosure.

The statement in question is designed to be read in conjunction with the preceding sentence, as follows:

The sole officer and director of the Company is involved in other business activities and may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and his other business interests.

To wit, Mr. Sciotto may become involved in other businesses, which could cause Mr. Sciotto conflict in selecting to continue his tenure with Alchemy Enterprises or to pursue his other business opportunities.

3.

We are confused by the disclosure that "we have yet to commence our planned principal operations."  Please disclose any sales as of the most recent practicable date.

Footnote 1 to the company's audited financial statements for the year ended December 31, 2004 states that "The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company."  SFAS #7, "Accounting and Reporting by Development Stage Enterprises," defines a development stage enterprise as a company that:

Devotes substantially all its efforts to establishing a new business and has not begun planned principal operations; or

Has begun operations, but has not generated significant revenue.

As of March 31, 2005, the company has devoted its efforts singularly toward establishing a new business and has not generated any revenues from sales of its products.  In the company's opinion, this defines a company that "has not begun planned principal operations."

Principal Products and Principal Markets

4.

Please discuss in detail when the company contacted the four chemical companies and when samples from each of these companies were received.  Disclose the date the company placed an order with AlfaKleen.

The registration statement has been amended, as follows:

In the fourth quarter of 2004, we contacted four chemical companies: Alconox (White Plains, NY), Casco Products Company (Brookhaven, MS), AlfaKleen Chemical Laboratories (Costa Mesa, CA), and Uline (Waukegan, IL).  Three companies, Alconox, Uline and AlfaKleen, responded to our correspondence.  We ordered samples from these companies, and received parcels in November 2004.  Subsequently, we placed an order with AlfaKleen on January 7, 2005, to private label ten different cleaning products suitable for each of the four product segments listed above.

Distribution Methods

5.

In prior comment 3 dated April 6, 2005, we asked that your elaborate on your distribution methods under the subheading "Distribution Methods of the Products."  In response, you revised the disclosure to discuss in greater detail the internet.  This revised disclosure appears to describe marketing efforts and not distribution methods.  See Item 101(b)(2) of Regulation S-B.

The registration statement has been amended, as follows:

The Internet lends itself well to the distribution of chemical products due to its ability to provide information and purchasing capabilities.  We have established a web site at http://www.allchemy.cc/index.htm, which is intended to serve as our primary sales channel.  This site is the home of our operations, the principal method through which we will market, sell and distribute our products.  We expect the majority of our revenues to be realized from on-line purchases.  The web site contains an order form that interested customers can utilize to place an order for cleaning supplies via mail or facsimile.

In addition to using the Internet for sales, we intend to sell our merchandise directly to commercial users through personal contact.  Initially, our sole officer and director will perform all sales functions, for which he will not receive remuneration as a direct result of.  Mr. Sciotto will periodically contact companies with which he has a previously outstanding relationship through his independent consulting practice during the time he commits to our business.  From our inception to March 31, 2005, we have not engaged in any sales activities.  We will evaluate the need to engage sales representatives to sell our products as our business expands, of which there can be no assurance.

We expect to use general parcel and postal services as our distribution methods to fulfill customer orders.  Such services include, without limitation, United Parcel Service, DHL and Federal Express.

6.

According to the filing, management will devote minimal time to company business.  Please discuss to what extent management will make visits or cold calls to prospective customers.  Please clarify, if true, that management will rely primarily on its website to sell products.

The registration statement has been revised to state:

The Internet lends itself well to the distribution of chemical products due to its ability to provide information and purchasing capabilities.  We have established a web site at http://www.allchemy.cc/index.htm, which is intended to serve as our primary sales channel.  This site is the home of our operations, the principal method through which we will market, sell and distribute our products.  We expect the majority of our revenues to be realized from on-line purchases.  The web site contains an order form that interested customers can utilize to place an order for cleaning supplies via mail or facsimile.

In addition to using the Internet for sales, we intend to sell our merchandise directly to commercial users through personal contact.  Initially, our sole officer and director will perform all sales functions, for which he will not receive remuneration as a direct result of.  Mr. Sciotto will periodically contact companies with which he has a previously outstanding relationship through his independent consulting practice during the time he commits to our business.  From our inception to March 31, 2005, we have not engaged in any sales activities.  We will evaluate the need to engage sales representatives to sell our products as our business expands, of which there can be no assurance.

Status of any announced new products or services

7.

We note that you now have inventory in your warehouse.  Please discuss any and all sales to date.

The registration statement has been amended to disclose that "From our inception to March 31, 2005, we have not generated any revenues from sales of our products."

Sources and availability of raw materials and the names of principal suppliers

8.

Elaborate as to the availability of alternate supply sources for your products.

The registration statement has been amended to disclose that "Alchemy has no alternate supply sources."

Item 2.  Management's Discussion and Analysis, page 7

9.

As requested in prior comment 8 dated April 6, 2005, affirmatively state that the company does not consider itself a "blank check" as the term is defined in Regulation C, Rule 419, and does not intend to merger with or acquire another company in the foreseeable future.

The registration statement has been amended, as follows:

We do not consider ourselves a "blank check company," as the term is defined in Regulation C, Rule 419, and we do not intend to engage in a merger with or effect an acquisition of another company in the foreseeable future.

10.

You state that the cumulative net loss was attributable solely to general and administrative expenses related to the costs of start-up operations.  Please advise whether these start-up expenses include the purchase of your existing inventory and the rent expense incurred to store the same.

The company's net loss was attributable to general and administrative expenses, as well as depreciation.  General and administrative expenses consist of, without limitation, rent expense related to the storage of the company's inventory, office supplies, postage expense and other miscellaneous costs.  The registration statement has been amended, accordingly, as follows:

We were incorporated in the State of Nevada on April 21, 1999.  We are a startup company with no operations and no employees.  Our efforts have focused primarily on the development and implementation of our business plan.  In our initial operating period from inception to March 31, 2005, we generated no revenues while incurring $32,626 in expenses.  After consideration for $2 in interest income, this resulted in a cumulative net loss of $32,624 for the period.  The cumulative net loss was attributable to general and administrative expenses related to the costs of start-up operations and depreciation expense.  No development related expenses have been or will be paid to our affiliates.  We have yet to commence our planned principal operations.  Our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors' report to the financial statements included in this registration statement.  If our business fails, our investors may face a complete loss of their investment.

Inventory is an asset account and is therefore not expensed when purchased.  As such, no adjustment has been made.

11.

Disclose your available cash balance as of the most recent practicable date.  See prior comment 10 dated April 6, 2005.

The company has not yet prepared financial statements for the quarter ended June 30, 2005.  As a result, all information in the registration statement reflects the most recent available financial statements for the period ended March 31, 2005.  The registration statement contains disclosure on page 7 that states: "As of March 31, 2005, we had $14,869 in cash on hand..."

Plan of Operation

12.

Please update the milestones to provide dates when you expect to begin and complete each phase of your plan of operation for the next 12 months.

The company expects to pursue these goals over the foreseeable future and does not view these objectives as short-term milestones.  The registration statement has thus been revised to state that "These [milestones] are ongoing and recurring activities."

13.

It is not clear how much inventory you currently have, the number of clients you expect to service with this initial inventory, how long you expect it to last, or how long it will take for your suppliers to replenish inventory as it is sold.  To the extent know, please disclose this information.

The registration statement has been amended, as follows:

In January 2005, we purchased private-label bio-degradable chemical cleaning products from AlfaKleen Chemical Laboratories.  We have ten different chemical products totaling 616 gallons, which we believe will service six to 10 customers, depending on order volume.  Inventory can typically be replenished within 10 days from AlfaKleen, our supplier.  These products are currently being stored in leased warehouse space and are ready for distribution.  Our sole officer and director plans to market these items directly to commercial businesses.  We expect to begin generating sales of our private-label cleaning products in the next three to six months of operations.  Our inventory currently consists of the following items:

Item Name	Description	Volume (gallons)	Purchase Price

"Laundry Magic"	laundry detergent	40	$229.80

"Orange Magic"	all-purpose citrus cleaner	80	$299.60

"Citrus Magic"	heavy-duty citrus degreaser	40	$344.80

"Concrete Magic"	concrete cleaner	40	$449.80

"Carpet Magic"	carpet cleaner	40	$229.80

"Sani-Magic"	sanitizer and cleaner	48	$413.76

"Blue Magic"	toilet bowl cleaner	128	$183.84

"Glass Magic"	glass cleaner	128	$119.84

"Hand Magic"	citrus hand soap	32	$183.94

"Scale Magic"	scale removing compound	40	$449.80

14.

We note that the company originally budgeted $16,000 toward inventory and subsequently reduced this amount to $3,000, and that $4,000 of inventory is sufficient for the next 12 months.  Please discuss the basis for this budget.  It would appear that the inventory is minimal in terms of quantity, especially since you would sell to companies.  Please advise how quickly AlfaKleen could fill your orders.

The disclosure concerning the original amount budgeted for inventory has been deemed misleading and confusing for readers.  The registration statement has been amended, as follows:

Expanding our private-label product line:  We currently have ten different products, which we private-label from AlfaKleen in our inventory, valued at $3,250.  Our current sole officer and director believes this is sufficient to service approximately six to 10 customers, depending upon the volume of purchases.  We have budgeted an aggregate of $4,000 for inventory, which we believe is sufficient for the next approximately 12 months due to AlfaKleen's order turnaround time of 10 days.  We prefer to rely upon just-in-time inventory delivery to maintain low inventory carrying costs.  However, we plan to continue to evaluate additional cleaning products from other manufacturers to expand our product offerings.  We have not identified any specific manufacturer or product to stock at this time, and there can be no guarantee that we will do so in the next approximately 12 months.

15.

Please provide the basis for your statement on page 9, second paragraph, where you state that the remaining $6,600 will allow you to cover costs that are as yet unforeseen and to take advantage of opportunities that may arise in the course of your business.  If these costs are unforeseen and the opportunities not yet know, we fail to see how you justify this belief.

This statement has been removed from the amended registration statement.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 10

Changes in Control

16.

It appears that Mr. Yamada can call the note payable and demand back his shares.  Please advise and provide a copy of the note as an exhibit.  Upon receipt, we may have additional comments.

The note payable is an unsecured demand note between Mr. Yamada and Mr. Sciotto.  It appears that there is no provision for the return or forfeiture of the shares by Mr. Sciotto.

The note has been attached as exhibit 99 to this registration statement.

17.

Please disclose the business nature of Lynn-Cole Capital Corporation.  In addition, please advise of Ms. Quiel's affiliation to Alchemy and its current officer and director.

The business nature of Lynn-Cole Capital Corporation has previously been disclosed under Item 2. "Management's Discussion and Analysis" on page 6 of the registration statement.  Similar disclosure has been added to Item 4, as follows:

Lynn-Cole Capital is a personal S-Corporation established for personal tax purposes.

Ms. Quiel has no other affiliation to Alchemy or Mr. Sciotto than already disclosed throughout the registration statement.

Item 5. Directors Executive Officers. Promoters and Control Persons, page 11

18.

Please provide the information required by Item 401(a)(4) of Regulation S-B, which required a description of your officers and directors business experience for the past 5 years.  The current disclosure is not specific enough.

The registration statement provides Mr. Sciotto's business experience from 1964 to present.  The disclosure has been revised greater clarify this fact, as follows:

Harold W. Sciotto, President and Director:  From June 1964 until his retirement in May 1993, Sears Roebuck & Company employed Mr. Sciotto in various sales and management positions.  These positions encompassed store sales and department management positions, store merchandise manager, district business manager for six states and store manager of three stores in Arizona.  His duties included, but were not limited to, sales, advertising, personnel management, financial statements and accounting.  From 1989 through the present, Mr. Sciotto was an independent business consultant to various business ventures, including video sales and rentals, tanning and herbal product sales, hair styling salon, and a fast food service restaurant.

19.

We note that your sole director will hold office until April 2005.  Please update the disclosure.

The registration statement has been amended to reflect that as of April 2005, Mr. Sciotto will serve a one year term from April 2005 to April 2006.

Item 7.  Certain Relationships and Related Transactions, page 12

20.

We reissue prior comment 18 dated April 6, 2005.  Please provide the information required pursuant to Item 404(d)(1) of Regulation S-B, include the identification of the company's promoter(s).  See the definition of "promoter" in Rule 405 of Regulation C.

The company is unable to identify any further information to provide in accordance with Item 404(d)(1) of Regulation S-B with regard to:

1.

The names of the promoters, the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the issuer and the nature and amount of any assets, services or other consideration therefore received or to be received by the registrant; and

2.

As to any assets acquired or to be acquired from a promoter, state the amount at which the assets were acquired or are to be acquired and the principle followed or to be followed in determining such amount and identify the persons making the determination and their relationship, if any, with the registrant or any promoter. If the assets were acquired by the promoter within two years prior to their transfer to the issuer, also state the cost thereof to the promoter.

Item 8. Description of Securities, page 13

21.

The disclosure indicates that your charter and by-laws allow you to adjust the common stock designations.  Please confirm.

The registration statement has been amended, as follows:

Our charter and by-laws allow us to authorize the creation and issuance of preferred or common stock with designations and rights that our Board of Directors may determine at their discretion to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of our company.

Part F/S

22.

Please be aware that the registrant is now subject to the reporting requirements of the Exchange Act.  We note that the Form 10-QSB for the quarter ended March 31, 2005 has not been filed.  Please file immediately.

On November 23, 2004, the company incorrectly filed a Form 15-12G in an attempt to terminate the registration of the company.  Per a telephone conversation between the Commission and the Law Offices of Harold P. Gewerter, Esq. on April 19, 2005, the Commission allowed the company to terminate the Form 10-SB filed on November 23, 2004, thereby causing the Form 10-SB filed on March 3, 2005 to be considered a new filing as opposed to an amendment of resultantly terminated November filing.  In light of the fact that the Form 10-SB does not becomes effective until 60 days from the date of filing, the company was not subject to reporting requirements until May 1, 2005, and therefore does not believe a Form 10-QSB for the period ended March 31, 2005 is required.  The company does intend to file a Form 10-QSB for the quarter ended June 30, 2005 as soon as practicable.

Part III

23.

The footnote references Form SB-2.  Please advise.

The typographical error has been revised to accurately refer to the Form 10-SB.

24.

We note that the company paid $250.00 for a private label license.  Please file a copy of the private label license as an exhibit.  Upon receipt we may have additional comments.

A copy of the private label license has been included as exhibit 10(c) to the Form 10-SB.

25.

Please provide a copy of the Regulation D offering made pursuant to Rule 504.  Upon receipt we may have additional comments.

The company was unable to find provision in Regulation S-B for the submission of documents related to unregistered sales of securities as an exhibit to the Form 10-SB.  As such, no exhibit is filed with the registration statement and the requested prospectus has been provided, supplementally.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at (480) 985-0749.

Sincerely,

/s/ Harold Sciotto

Harold Sciotto

President

Attachments:

Form 10-SB amendment 2, marked